

Mail Stop 4720

October 7, 2009

Gary W. Douglass
President and Chief Executive Officer
Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, MO 63141-6434

     Re: Pulaski Financial Corp.
             Form 10-K for Fiscal Year Ended September 30, 2008
             File No. 000-24571

Dear Mr. Douglass:

     We have reviewed your response letter dated August 6, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Form 10-K for Fiscal Year Ended September 30, 2008

Exhibits

General

1.   We note your response to comment 6 in our letter dated July 24, 2009. In particular, we note the representation that the Annual Executive Bonus Program does not have specific terms that can be reduced to a written description. However, we note that you include a written description of the plan in the definitive proxy statement. To the extent that the Annual Executive Bonus Program is not set forth in a formal document and continues to represent a management compensation program in this or future fiscal years, please file a summary of that plan. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings, provides a draft of your proposed disclosures and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel